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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
                               AND SCHEDULE 13D/A
                                (AMENDMENT NO. 4)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             PRICE ENTERPRISES, INC.
                            (NAME OF SUBJECT COMPANY)

                            EXCEL LEGACY CORPORATION
                                    (BIDDER)

                    Common Stock, Par Value $.0001 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                            741444 202 and 741444 103
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                   ----------

                                  Gary B. Sabin
                      President and Chief Executive Officer
                            Excel Legacy Corporation
                         16955 Via Del Campo, Suite 100
                           San Diego, California 92127
                                 (858) 675-9400
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   ----------

                                    COPY TO:
                              Scott N. Wolfe, Esq.
                                Latham & Watkins
                           701 "B" Street, Suite 2100
                           San Diego, California 92101
                                 (619) 236-1234




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                        (Continued on following page(s))
                               (Page 1 of 4 Pages)

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CUSIP Nos. 741444 202 and 741444 103         14D-1             PAGE 2 OF 4 PAGES
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1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        EXCEL LEGACY CORPORATION, IRS ID #33-0781747
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                      (b)  [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*

        OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
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7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        12,151,387 SHARES
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8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
        CERTAIN SHARES*                                                    [ ]

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9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

        91.3%(1)
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10      TYPE OF REPORTING PERSON*

        CO
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(1) BASED ON 13,309,006 SHARES OF PRICE ENTERPRISES, INC. (ENTERPRISES) COMMON
    STOCK OUTSTANDING AS OF SEPTEMBER 30, 1999, AS REPRESENTED TO EXCEL LEGACY CORPORATION BY ENTERPRISES.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     PAGE 3 OF 4


    Excel Legacy Corporation, a Delaware corporation (Legacy), hereby amends and supplements its Tender Offer Statement on Schedule 14D-1 filed October 6, 1999, as amended (Schedule 14D-1), with respect to the exchange offer by Legacy to purchase any and all outstanding shares of common stock, par value $.0001 per share, of Price Enterprises, Inc., a Maryland corporation (Enterprises), upon the terms and subject to the conditions set forth in the Offer to Exchange/Prospectus dated October 6, 1999 and in the related Letter of Transmittal. This Tender Offer Statement also constitutes Amendment No. 4 to Legacy's Statement on Schedule 13D filed May 21, 1999, as amended, with respect to the shares beneficially owned by Legacy.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Item 6 of the Schedule 14D-1 is hereby amended and supplement as follows:

        The exchange offer expired at 12:00 Midnight, New York City time, on Wednesday, November 3, 1999. The tendered shares of Enterprises common stock were accepted by Legacy for payment, subject to the terms of the Offer. Legacy issued a press release on November 5, 1999, in which it disclosed that Norwest Bank, N.A., the exchange agent for the Offer, has informed it that 12,151,387 shares of Enterprises common stock, representing approximately 91.3% of all of the outstanding Enterprises common stock (including shares of Enterprises common stock subject to guaranteed delivery procedures), were tendered and not withdrawn prior to the expiration date.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

        Item 11 of the Schedule 14D-1 is hereby amended and supplement by the addition of the following exhibit:

        Exhibit (a)(10) -- Press Release issued by Excel Legacy Corporation on November 5, 1999.

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                                                                     PAGE 4 OF 4


                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 5, 1999
                                        EXCEL LEGACY CORPORATION

                                        By:        /s/ Gary B. Sabin
                                               ---------------------------------

                                        Name:  Gary B. Sabin
                                               ---------------------------------

                                        Title: President and Chief Executive
                                               Officer
                                               ---------------------------------

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                                  EXHIBIT INDEX

 EXHIBIT
  NUMBER       DESCRIPTION
 --------      -----------
  (a)(10)      Press Release issued by Excel Legacy Corporation on
               November 5, 1999.